UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL REPORTS
# FORM X-17A-5
# PART III

SEC FILE NUMBER

## FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING  01/01/2025                 AND ENDING  12/31/2025
                                                     MM/DD/YY                               MM/DD/YY

### A. REGISTRANT IDENTIFICATION

NAME OF FIRM:  iFAST Securities US Corporation

TYPE OF REGISTRANT (check all applicable boxes):
☐ Broker-dealer     ☐ Security-based swap dealer     ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)
18 South 2nd Street, #126

(No. and Street)

| San Jose | CA | 95113 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING
Stuart Robert Henderson    2012647900          shenderson@compliance-risk.com

| (Name) | (Area Code – Telephone Number) | (Email Address) |
|---|---|---|

### B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*
Baker Tilly US, LLP

(Name – if individual, state last, first, and middle name)

| 14555 Dallas Parkway Suite 300 | Dallas | TX | 75254 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| October 22, 2003 | 23 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

### FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption.  See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

## OATH OR AFFIRMATION

I, __Tan Sui Han Eugene_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __iFAST Securities US Corporation_____, as of __27 FEB_____, 2 _026_, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
CEO

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

# IFAST SECURITIES US CORPORATION

Financial Statements and Supplemental Information
Pursuant to Rule 17a-5 under the Securities Exchange
Act of 1934
December 31, 2025

Page(s)

## Contents



# Report of Independent Registered Public Accounting Firm

To the Board of Directors of
iFAST Securities US Corporation

*Opinion on the Financial Statement*

We have audited the accompanying statement of financial condition of iFAST Securities US Corporation (the "Company") as of December 31, 2025, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

*Basis for Opinion*

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

*Baker Tilly US, LLP*

Dallas, Texas
February 26, 2026

We have served as the Company's auditor since 2024.

# IFAST SECURITIES US CORPORATION
## Statement of Financial Condition
### December 31, 2025

|  |  | 2025 |
|---|---|---|
| **Assets** |  |  |
| Cash and cash equivalents | $ | 8,741,458 |
| Prepaid expenses |  | 26,343 |
| Property and equipment, net |  | 9,772 |
| Other assets |  | 853,112 |
| **Total assets** | $ | **9,630,685** |
|  |  |  |
| **Liabilities** |  |  |
| Accrued expenses and other liabilities | $ | 68,500 |
| Payable to affiliate |  | 466,340 |
| **Total liabilities** |  | **534,840** |
|  |  |  |
| **Equity** |  |  |
| Common stock, $0.01 par value, 1,500 shares authorised, 1,000 shares issued |  | 10 |
| Additional paid-in capital |  | 9,999,990 |
| Accumulated deficit |  | (904,155) |
| **Total equity** |  | **9,095,845** |
|  |  |  |
| **Total equity and liabilities** | $ | **9,630,685** |

See accompanying notes to financial statements

1.  **Organization**

    iFAST Securities US Corporation (the "Company") is a corporation under the laws of Delaware, formed on May 7, 2021. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 (the "SEA"), is a member of the Financial Industry Regulatory Authority ("FINRA") and is a member of the Securities Investor Protection Corporation ("SIPC"). The Company is a wholly owned subsidiary of iFAST Corporation Ltd. ("Parent").

    The Company received regulatory approval to commence its broker dealer operations on July 22, 2024, but has not yet begun operations. The Company was approved to operate pursuant to the provisions of SEA Rule 15c3-3 (the Customer Protection Rule) and to engage in the business of a non-exchange member arranging for transactions in listed securities by exchange member.

    The Company has not opened any customer accounts or effectuated any customer trades during the period. The Company is filing an Exemption Report by relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

2.  **Significant Accounting Policies**

    *Basis of Financial Statement Presentation*

    The financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") which require management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

    *Fair Value of Financial Instruments*

    The Company follows Accounting Standards Codification ("ASC") Topic 820, "Fair Value Measurements and Disclosures" (the "Standard"). ASC Topic 820 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The Standard defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Standard also establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs when measuring fair value. Observable inputs are based on market pricing data obtained from sources independent of the Company. Unobservable inputs reflect the Company's judgement about the assumptions market participants would use in pricing the asset or liability.

The Company did not have any financial instruments within this scope of these disclosure requirements as of December 31, 2025. Certain financial instruments that are not carried at fair value on the statement of financial condition are carried at amounts that approximate fair value due to their short-term nature and generally negligible risk. These instruments include cash and cash equivalents.

## Estimates

The presentation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

## Cash and Cash Equivalents

Cash and cash equivalents are comprised of highly liquid investments, including deposits in banks with original maturities of three months or less.

The Company maintains its cash with major financial institutions, which at times may exceed the Federal Depository Insurance Corporation ("FDIC") limit of $250,000. The Company has not experienced any losses in such accounts.

## Prepaid expenses

Prepaid expenses are future expenses that are paid in advance. Prepaid expenses are first recorded as an asset. As the benefits of the assets are realized over time, the amount is then recorded as an expense. At December 31, 2025, the Company had recorded a prepaid expense in the amount of $26,343.

## Property and equipment

Property and equipment are recorded at cost, net of accumulated depreciation, and consist primarily of computer hardware and office equipment. Depreciation is recorded using the straight-line basis and estimated useful service lives of the assets, which range from three to five years. Property and equipment are reviewed annually for impairment, with no such impairment loss recorded in the current year.

### *Intangible assets*

Intangible assets are recorded at cost, net of accumulated amortization, and consist primarily of computer software. Amortization is recorded using the straight-line basis and estimated useful service lives of the assets, which range from three to five years. Intangible assets are reviewed annually for impairment, with no such impairment loss recorded in the current year.

### *Other assets*

Other assets are comprised of interest and other receivables, deposits paid, clearing fund contributions, and DTC stock. Expected credit losses are measured based on historical experience, current conditions, and forecasts that affect collectability of the reported amounts. Due to the short duration of the receivables and the creditworthiness of the counterparties, there are no material credit losses related to these financial assets as of December 31, 2025.

### *Revenue from Contracts with Customers*

The Company recognizes revenue when (or as) services are transferred to clients, in accordance with the U.S. GAAP standard on Revenue from Contracts with Customers. The revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To determine the amount and timing of revenue recognition the Company must (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

There was no revenue from contracts with customers during the period.

### *Income Taxes*

The Company assesses its tax positions in accordance with "Accounting for Uncertainties in Income Taxes" as prescribed by the Accounting Standards Codification, which provides guidance for financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in a tax return for open tax years (generally a period of three years from the later of each return's due date or the date filed) that remain subject to examination by the Company's major tax jurisdictions.

The Company assesses its tax positions and determines whether it has any material unrecognized liabilities for uncertain tax positions. The Company records these liabilities to the extent it deems them more likely than not to be incurred. Interest and penalties related to uncertain tax positions, if any, would be classified as a component of income tax expense. No interest or penalties were recognized in 2025.

5

3.   **Property and Equipment, net**

Property and equipment, net consist of the following:

| | December 31, 2025 |
|---|---|
| Computer hardware | $ 8,632 |
| Office equipment | 256 |
| Computer software | 2,480 |
| **Total property and equipment** | 11,368 |
| Less: Accumulated depreciation and amortization | (1,596) |
| **Property and equipment, net** | $ 9,772 |

4.   **Income Taxes**

The Company files its own state and local tax returns in various jurisdictions. For the year ended December 31, 2025, income tax expense / (benefit) consisted of the following components:

| | 2025 |
|---|---|
| Current | |
|     Federal | $ — |
|     State | — |
| Total Current Tax Expense | — |
| Deferred | |
|     Federal | — |
|     State | — |
| Total Deferred Tax Expense | — |
| **Total Tax Expense / (Benefit)** | $ — |

A reconciliation of the difference between the expected income tax expense or benefit computed at the U.S. statutory income tax rate and the Company's income tax expense for year ending December 31, 2025 is shown in the following table:

|  | USD | % |
|---|---|---|
| **Earnings from Continuing Operations, before income tax expense** | (500,303) | |
| US Federal Statutory Income Tax Rate | (105,064) | 21.00% |
| Domestic state and local income taxes, net of federal effect | —(1) | — |
| Change in Valuation Allowance | 105,064 | -21.00% |
| **Total** | — | 0.00% |

(1) In 2025, state taxes in California made up the majority (greater than 50 percent) of the tax effect in this category.

Deferred tax assets and liabilities at December 31, 2025 were comprised of the following:

|  | 2025 |
|---|---|
| **Deferred Tax Assets:** | |
| Net Operating Losses | $ 222,753 |
| Total Deferred Tax Assets | 222,753 |
| | |
| **Deferred Tax Liabilities** | |
| Total Deferred Tax Liabilities | — |
| | |
| Valuation Allowance | (222,753) |
| **Net Deferred Taxes** | $ — |

In assessing the realizability of deferred tax assets, we consider whether it is more likely than not that some portion, or all, of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. We consider projected future taxable income, carry-back opportunities, and tax planning strategies in making this assessment. As a result of this review, as of December 31, 2025, the Company concluded that a $222,753 valuation is needed on the net deferred tax asset.

As of December 31, 2025, the Company had federal net operating losses of $796,898 with no expiration date and state net operating losses of $793,346 which will begin to expire in 2043.

IFAST SECURITIES US CORPORATION
Notes to Financial Statements
December 31, 2025

5. **Related-Party Transactions**

The Company has four employees. All support and administrative services are provided by the ultimate holding company and a related party. The ultimate holding company and the related party does not charge the Company for these services as the administrative fees are negligible at December 31, 2025.

The ultimate holding company and the related-party charges the Company for, among other things, (i) pass through costs for third-party vendors that are shared among the entities, and (ii) costs related to employee services for individuals employed by the Parent who provide services to the Company.

The payable to affiliate relate to the Company's operating expenses which were paid for on its behalf by the ultimate holding company and the related company.

6. **Regulatory Requirements**

The Company, a registered broker-dealer, is subject to the Net Capital Rule 15c3-1 under the SEA (the "Rule"), which requires the maintenance of a minimum net capital. The Company utilizes the alternative method available under the Rule and is required to have net capital equal to the greater of $250,000 or 2 percent of aggregate debit items arising from customer transactions. At December 31, 2025, the Company had a net capital of $9,044,641 which was $8,794,641 in excess of its required net capital of $250,000.

The Company does not claim an exemption from SEA Rule 15c3-3. Although the Company is a carrying firm, it did not (1) commence operations, (2) hold customer funds or assets, or (3) execute any transactions on behalf of or for customers during the period. The Company is approved and allowed and will likely do these things in the future.

7.    **Commitments and Contingencies**

The Company has no commitments, no contingent liabilities, and has issued no guarantees that might result in a loss or future obligations. Contingencies could arise in the normal course of business, and the Company could be subject to lawsuits or arbitrations related to its activities The Company seeks to minimize any risks associated with its activities and the activities of any licensed representatives through policies, procedures, and supervision. While the Company has exposure to risks in its normal course of business, there are no material unrecorded or undisclosed commitments or contingencies, and the Company is not involved in or aware of any pending litigation or arbitration as of December 31, 2025.

8.    **Risks and Uncertainties**

The nature of the Company's business subjects it to claims, lawsuits, and regulatory examinations and other proceedings in the ordinary course of business. Assessing the probability of a loss occurring and the timing and amount of any loss related to a legal proceeding or regulatory matter is inherently difficult. While the Company exercises significant and complex judgments to make certain estimates presented in its financial statements, there are particular uncertainties and complexities involved when assessing the potential outcomes of legal proceedings and regulatory matters. The Company's assessment process considers a variety of factors and assumptions, which may include: the procedural status of the matter and any recent developments; prior experience and the experience of others in similar matters; the size and nature of potential exposures; available defenses; the progress of fact discovery; the opinions of counsel and experts; potential opportunities for settlement and the status of any settlement discussions; as well as the potential for insurance coverage and indemnification, if available. The Company monitors these factors and assumptions for new developments and re-assesses the likelihood that a loss will occur and the estimated range or amount of loss, if those amounts can be reasonably determined. The Company establishes an accrual for those legal proceedings and regulatory matters for which a loss is both probable and the amount can be reasonably estimated.

At December 31, 2025, there were no unasserted claims or assessment that the Company is aware of or legal counsel has advised are probable of assertion and which must be disclosed. In the opinion of management, the ultimate outcome of all matters will not have a material impact on the Company's financial condition.

**IFAST SECURITIES US CORPORATION**
**Notes to Financial Statements**
**December 31, 2025**

9.    **Segment Reporting**

The Company is engaged in a single line of business as a securities broker-dealer, as a non-exchange member arranging for transactions in listed securities by exchange member and securities clearing and settlement - omnibus. The Company has identified its CEO as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (Note 6), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

The financial information for the Company's single operating segment is the same as the financial information presented in the statements of financial condition, operations, changes in stockholder's equity, and cash flows.

10.    **Subsequent Events**

The Company performed an evaluation of events that have occurred subsequent to December 31, 2025, and through February 26, 2026, the date of issuance of these financial statements. There have been no material subsequent events that have occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements at December 31, 2025.